UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FIRST ACCEPTANCE CORPORATION (f/k/a LIBERTÉ INVESTORS INC.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

CUSIP Number of Issuer
318457-10-8

(CUSIP Number)

With a Copy to:
Gerald J. Ford Hunter’s Glen/Ford, Ltd. 200 Crescent Court, Suite 1350 Dallas, Texas 75201 (214) 873-5131	Michael M. Boone Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, Texas 75202 (214) 651-5552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318457-10-8			Page 2 of 9 Pages

1.	Name of Reporting Person: Gerald J. Ford, individually and as the sole trustee and sole grantor of Turtle Creek Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,793,446

		8.	Shared Voting Power: 12,883,926

		9.	Sole Dispositive Power: 1,793,446

		10.	Shared Dispositive Power: 12,883,926

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,637,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 33.70%[1]

14.	Type of Reporting Person (See Instructions): IN

[1]Based on 46,398,982 shares outstanding as of April 30, 2004, as reported in the Liberté Investors Inc. Form 424B1 filed April 1, 2004.

CUSIP No. 318457-10-8			Page 3 of 9 Pages

1.	Name of Reporting Person: Hunter's Glen/Ford, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,883,926

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,883,926

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,637,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 33.70%[1]

14.	Type of Reporting Person (See Instructions): PN

[1]Based on 46,398,982 shares outstanding as of April 30, 2004, as reported in the Liberté Investors Inc. Form 424B1 filed April 1, 2004.

CUSIP No. 318457-10-8			Page 4 of 9 Pages

1.	Name of Reporting Person: Ford Diamond Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,883,926

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,883,926

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,637,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 33.70%[1]

14.	Type of Reporting Person (See Instructions): CO

[1]Based on 46,398,982 shares outstanding as of April 30, 2004, as reported in the Liberté Investors Inc. Form 424B1 filed April 1, 2004.

CUSIP No. 318457-10-8			Page 5 of 9 Pages

1.	Name of Reporting Person: Jeremy B. Ford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 960,365

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 960,365

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 960,365

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 2.07%[1]

14.	Type of Reporting Person (See Instructions): IN

[1]Based on 46,398,982 shares outstanding as of April 30, 2004, as reported in the Liberté Investors Inc. Form 424B1 filed April 1, 2004.

CUSIP No. 318457-10-8	Page 6 of 9 Pages

     This Amendment No. 5 to Schedule 13D is being filed by (i) Gerald J. Ford, as an individual and as sole trustee and sole grantor of the Turtle Creek Revocable Trust (“Turtle Creek”), (ii) Ford Diamond Corporation, a Texas corporation (“Ford Diamond”), (iii) Hunter’s Glen/Ford, Ltd., a Texas limited partnership (“Hunter’s Glen”), and (iv) Jeremy B. Ford to amend the Amendment No. 4 to Schedule 13D dated December 15, 2004, filed by (i) Gerald J. Ford, as an individual and as sole trustee and sole grantor of Turtle Creek, (ii) Ford Diamond, (iii) Hunter’s Glen and (iv) Jeremy B. Ford to amend Items 1, 3 and 5.

     On December 15 2003, Liberté Investors Inc., a Delaware corporation (“Liberté”), the predecessor company to First Acceptance Corporation, a Delaware corporation (the “Company”), announced a proposed rights offering to allow its stockholders, as of March 31, 2004, the right to purchase an additional 0.61 shares of its common stock, par value $0.01 per share (the “Common Stock”), for each share that a stockholder of the Company owned as of March 31, 2004 (each a “Right,” and collectively, the “Rights”), at a price of $4.00 per share (the “Rights Offering”). Under a Backstop Agreement entered into by and between Liberté and Hunter’s Glen, an affiliate of Gerald J. Ford, dated December 15, 2003(the “Backstop Agreement”), Hunter’s Glen agreed to: (i) subscribe for and exercise its pro rata share of Rights offered in the Rights Offering and (ii) subscribe for and exercise all Rights that remained unsold in the Rights Offering.

     Under the Rights Offering, Gerald J. Ford, as the sole trustee and sole grantor of Turtle Creek, subscribed for, acquired and exercised Turtle Creek’s pro rata share of Rights offered in the Rights Offering. As a result, on April 30, 2004, Turtle Creek was issued 465,918 shares of Common Stock at a purchase price of $4.00 per share. Pursuant to the Backstop Agreement, Hunter’s Glen: (i) subscribed for, acquired and exercised its pro rata share of Rights offered in the Rights Offering and (ii) subscribed for, acquired and exercised all Rights that remained unsold in the Rights Offering. As a result, on April 30, 2004, Hunter’s Glen was issued 4,881,487 shares of Common Stock at a purchase price of $4.00 per share as its pro rata share of Rights offered in the Rights Offering. Hunter’s Glen was issued 563,728 shares of Common Stock at a purchase price of $4.00 per share for Rights that remained unsold in the Rights Offering. Under the Rights Offering, Jeremy B. Ford subscribed for, acquired and exercised his pro rata share of Rights offered in the Rights Offering. As a result, on April 30, 2004, Jeremy B. Ford was issued 363,865 shares of Common Stock at a purchase price of $4.00 per share. Pursuant to a Stock Purchase Agreement by and between Hunter’s Glen and Gerald J. Ford dated May 3, 2004 (the “Stock Purchase Agreement”), Hunter’s Glen agreed to sell and Gerald J. Ford agreed to purchase 563,728 shares of Common Stock of the Company at a price of $4.00 per share.

     This amendment updates changes in ownership interest in securities of the Company for Gerald J. Ford, Hunter’s Glen, Turtle Creek, Ford Diamond and Jeremy B. Ford for the shares of Common Stock issued upon exercise of Rights issued in connection with the Rights Offering and to reflect the transfer of shares of Common Stock pursuant to the Stock Purchase Agreement. Unless set forth below, all previous Items are unchanged.

     Item 1. Security and Issuer.

     Item 1 is hereby amended and restated in its entirety as follows:

     The class of equity security to which this statement relates is the Common Stock of the Company (f/k/a Liberté Investors Inc.). The address of the principal executive offices of the Company is 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

CUSIP No. 318457-10-8	Page 7 of 9 Pages

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented to include:

     The $1,863,672 purchase price paid for the shares of Common Stock of the Company purchased in the Rights Offering by Gerald J. Ford, as the sole trustee and sole grantor of Turtle Creek, represent cash from Turtle Creek’s funds.

     The $21,780,860 purchase price paid for the shares of Common Stock of the Company purchased in the Rights Offering by Hunter’s Glen represent cash from Hunter’s Glen’s funds.

     The $1,455,460 purchase price paid for the shares of Common Stock of the Company purchased in the Rights Offering by Jeremy B. Ford represent proceeds from a loan from Hunter’s Glen to Jeremy B. Ford.

     The $2,254,912 purchase price paid for the shares of Common Stock purchased by Gerald J. Ford from Hunter’s Glen pursuant to the Stock Purchase Agreement represents cash from Gerald J. Ford’s personal funds.

     Item 5. Interest in Securities of the Issuer

     Item 5 (a), (b) and (c) are hereby amended and restated in their entirety as follows:

  (a) Because of their affiliation with Gerald J. Ford, Hunter’s Glen, Ford Diamond and Turtle Creek, as well as Gerald J. Ford individually, each may be deemed to beneficially own 15,637,737 shares of the Company’s Common Stock, which represents approximately 33.70% of the Company’s outstanding Common Stock. This number includes all shares owned by Jeremy B. Ford, the son of Gerald J. Ford, which may be deemed to be beneficially owned by Gerald J. Ford and any entity affiliated with Gerald J. Ford.

     Jeremy B. Ford is the beneficial owner of 960,365 shares of the Company’s Common Stock, which represents approximately 2.07% of the Company’s outstanding Common Stock.

CUSIP No. 318457-10-8	Page 8 of 9 Pages

(b)

			Sole	Shared
	Sole Voting	Shared Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Gerald J. Ford, individually and as the sole trustee and sole grantor of Turtle Creek	1,793,446	15,637,737	1,793,446	15,637,737
Hunter’s Glen/Ford, Ltd.	0	15,637,737	0	15,637,737
Ford Diamond Corporation	0	15,637,737	0	15,637,737
Jeremy B. Ford	960,365	0	960,365	0

(c) On April 30, 2004, Gerald J. Ford, as the sole trustee and sole grantor of Turtle Creek, acquired 465,918 shares of Common Stock, as part of the Rights Offering. On April 30, 2004, Hunter’s Glen acquired 4,881,487 shares of Common Stock, as part of its pro rata share of Rights offered in the Rights Offering and acquired 563,728 shares of Common Stock, pursuant to the Backstop Agreement, for Rights that remained unsold in the Rights Offering. On April 30, 2004, Jeremy B. Ford acquired 363,865 shares of Common Stock, as part of the Rights Offering. On May 3, 2004, Hunter’s Glen sold and Gerald J. Ford acquired 563,728 shares of Common Stock, pursuant to the Stock Purchase Agreement.

     Item 7.Material to be Filed as Exhibits.

     Item 7 is hereby supplemented as follows:

     Exhibit 99.1 Stock Purchase Agreement dated May 3, 2004 by and between Hunter’s Glen/Ford, Ltd., a Texas limited partnership, and Gerald J. Ford.

CUSIP No. 318457-10-8	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

May 4, 2004	/s/ Gerald J. Ford

Gerald J. Ford, as an individual and as sole trustee and sole grantor of the Turtle Creek Revocable Trust

May 4, 2004	FORD DIAMOND CORPORATION, a Texas corporation

	By:	/s/ Gerald J. Ford

Name: Gerald J. Ford
Title: President

May 4, 2004	HUNTER’S GLEN/FORD, LTD., a Texas limited partnership

	By:	/s/ Gerald J. Ford

Name: Gerald J. Ford
Title: President

May 4, 2004	/s/ Jeremy B. Ford

Jeremy B. Ford